AMENDMENT TO

SUBADVISORY AGREEMENT

This Amendment, dated as of December 15, 2021, is to the Subadvisory Agreement dated as of June 11, 2021 by and between Franklin Templeton Investments Corp. (“FTIC”), an Ontario, Canada corporation, on behalf of Templeton International Climate Change Fund (the “Fund”), a series of Templeton Funds (the “Trust”) and Franklin Templeton Investment Management Limited (“FTIML”), a company limited by shares incorporated in England, as amended to date (the “Agreement”).

WITNESSETH:

WHEREAS, FTIC and FTIML wish to amend paragraph 3(a) of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund, approved the following amendment at a meeting called for such purpose on December 9, 2021.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

3. (a) FTIC shall pay to FTIML a monthly fee in U.S. dollars equal to 50% of the net investment advisory fee payable by the Fund to FTIC (the “Net Investment Advisory Fee”), calculated daily, as compensation for the services rendered and obligations assumed by FTIML during the preceding month.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN TEMPLETON INVESTMENTS CORP.

By: /s/ Duane Green

Name: Duane Green

Title: President and Chief Executive Officer

FRANKLIN TEMPLETON INVESTMENT MANAGEMENT LIMITED

By: /s/ Martyn C. Gilbey

Name: Martyn C. Gilbey

Title: Chief Executive Officer